
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

April 28, 2009

By U.S. Mail and facsimile to (717) 763-6402

Stephen J. Schnoor
Senior Vice President and Chief Financial Officer
Harsco Corporation
P.O. Box 8888
Camp Hill, Pennsylvania 17001-8888

Re: Harsco Corporation
         Definitive Proxy Statement on Schedule 14A
         Filed March 19, 2009
         File No. 001-03970

Dear Mr. Schnoor:

We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Definitive Proxy Statement Filed March 19, 2009</u>

<u>Executive Compensation, page 25</u>

<u>Compensation Discussion and Analysis, page 25</u>

<u>General</u>

1.   In your compensation discussion and analysis, you disclose that your compensation committee exercised its discretion to reduce the size of the restricted stock awards received by certain employees, including at least one named executive officer (e.g., see

pages 31, 37 and 39), due to the performance of the business unit that they served. You do not, however, identify the affected named executive officer or officers or otherwise provide any details about the magnitude of the reduction the compensation committee implemented. With a view toward future disclosure, please provide us with the names of the named executive officers who were affected by this reduction and quantify the extent of the reduction they suffered.

Peer Group and Market Data, page 28

2.   With a view toward future disclosure, please tell us the names of the companies you used for benchmarking based on the adjusted data provided to you by Towers Perrin. Please refer to Item 402(b)(2)(xiv) of Regulation S-K as well as your letter to us dated November 21, 2007, in which, in response to comment five in our letter to you dated September 26, 2007, you stated that you anticipate providing "information regarding the specific companies included in the Towers Perrin database in future filings, including the 2008 proxy statement, to the extent such information remains material."

                                        *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Dieter King, staff attorney, at (202) 551-3338 or Craig Slivka, special counsel, at (202) 551-3729 with any questions.

Sincerely,

Pam Long
Assistant Director